UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER 000-53425
FORM 12b-25 NOTIFICATION OF LATE FILING
CUSIP 82932V102

(Check One):	Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☒ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Singlepoint Inc.
Full Name of Registrant

2999 North 44th Street Suite 530
Address of Principal Executive Office (Street and Number)

Phoenix, AZ 85018
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Singlepoint Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10Q for the period ended June 30, 2019 (the “Quarterly Report”) on the filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing the formatting of its financial statements in XBRL

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gregory P. Lambrecht	(855)	711-2009
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

During the quarter ended June 30, 2019 the Registrant anticipates an increase in net loss of $7,546,322 primarily attributable to an increase of compensation  related to preferred stock issued to officers for services during the quarter ended June 30, 2019, and an increase in the loss on change in fair value of derivative liability for the quarter ended June 30, 2019.

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Singlepoint Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2019	By:	/s/ Gregory P. Lambrecht
	Name:	Gregory P. Lambrecht
	Title:	CEO/CFO/Director

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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